Exhibit 12.1

RFS Partnership, L.P.
Computation of Ratio of Earnings to Fixed Charges

	1999		2000		2001		2001 Supplemental		2002		2002 Supplemental		2003		2003 Supplemental
	(Note A)		(Note A)		(Note A)		(Note B)		(Note A)		(Note B)		(Note A)		(Note B)
Ratio of Earnings to Fixed Charges:
Earnings
Net income	38,610		34,008		(14,886)		25,876		(4,432)		5,690		(17,100)		3,538
Add fixed charges	21,936		24,652		26,042		26,042		27,101		27,101		27,689		27,101
Add amortization of capitalized interest	100		115		115		115		115		115		115		115
Deduct capitalized interest	(1,100)		(600)		—		—		—		—		—		—

Total Earnings	59,546		58,175		11,271		52,033		22,784		32,906		10,704		30,754

Fixed Charges
Interest expensed, including amortization of debt costs	20,836		24,052		26,042		26,042		27,101		27,101		27,689		27,101
Capitalized interest	1,100		600		—		—		—		—		—		—

Total Fixed Charges	21,936		24,652		26,042		26,042		27,101		27,101		27,689		27,101

Ratio of Earnings to Fixed Charges:	2.7	x	2.4	x	0.4	x	2.0	x	0.8	x	1.2	x	0.4	x	1.1	x

A.           For the purpose of computing the ratio of earnings to fixed charges, earnings consist of net income plus fixed charges, plus the amortization of capitalized interest and less capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs. For the years ended December 31, 2003, 2002 and 2001, the ratio of earnings to fixed charges was less than 1:1 and earnings were insufficient to cover fixed charges by $17.0 million, $4.3 million and $14.8 million, respectively.

B.             The supplemental ratio of earnings to fixed charges is computed the same as described in footnote (A) except that income from continuing operations is adjusted to add back the RFS-CNL Transaction costs of $20.6 million in 2003, debt extinguishments and swap termination costs of $10.1 million in 2002 and the Hilton lease termination expense, net of deferred income taxes in 2001.